Mail Stop 6010
      August 15, 2005

George E, Mileusnic, Chief Financial Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue, North
Brooklyn Center, Minnesota 55429

      Re:	Caribou Coffee Company, Inc.
      Registration Statement on Form S-1
      Filed July 19, 2005
		File No. 333-126991

Dear Mr. Mileusnic:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please confirm that any preliminary prospectus you circulate will include all non- Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

2. Please note that we will also have additional comments when you complete the various blanks throughout the filing that are not price related.
3. Please give us copies of any graphics you intend to use in your prospectus.

Our Majority Shareholder, page 3

4. In view of its recent name change please disclose the former name of Arcapita Bank B.S.C. (c).

Summary Financial and Other Data, page 5
Selected Consolidated Financial and Other Information, page 23
MD&A, page 37

5. We note that you have presented two non-GAAP financial measures in
your filing, EBITDA and Adjusted EBITDA which you state that management uses as measurements of operating performance and which you reconcile to net income. We believe that because your non-cash closing costs and asset disposals are recurring items, they should not be included in an adjustment to a non-GAAP performance measure as outlined in Item 10(e)(ii)(B) of Regulation S-K.  Please remove this
adjustment.  We also believe that by adding back minority interest to
net income, you are presenting net earnings of ownership interests in
your two consolidated joint ventures to which you are not
entitled.
We believe that this presentation is prohibited under Item 10 of Regulation S-X and would also like you to remove this adjustment to
"Adjusted EBITDA" in your next amendment.   See Question 8 of
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Additionally, we understand from your
MD&A section that the caption lease financing expense, net includes several types of items. Please ensure you only include interest expense in your EBITDA calculation.

Summary Financial and other Data, page 6

6. Please explain the term "comparable coffeehouse net sales."
Also,
clarify whether this figure includes the net sales of closed facilities.

7. Please add a note to the table to briefly explain that the company plans to retire its capital equipment lease obligations with offering proceeds.

If we are not able to grow our business..., page 9

8. Please revise the risk factor caption to reflect the risk described in the first sentence of the paragraph below the bullet points.

Capitalization, page 21

9. We note your disclosure that the actual column reflects the stock split of common shares that will occur immediately prior to the closing and that the adjusted basis also gives effect to the stock split of common shares. Please revise your disclosures so that the stock split is discussed only in relation to the actual column, since the stock split should be retroactively reflected in your historical financial statements and related disclosures for all periods presented, as indicated in our comment below.

We may be subject to adverse publicity resulting from the alleged statements ..., page 17

10. Please tell us, with a view to disclosure, more background about the statements, such as describe the statements made and identify who made them. Also revise the risk factor to clarify the risk.

Management`s Discussion and Analysis..., page 27

Liquidity and Capital Resources, page 35

11. We note that you have a negative working capital balance at both
December 28, 2003 and January 2, 2005. Please revise your liquidity disclosure to include management`s plans to remedy the deficiency and discuss any potentially adverse impact on the Company if it is unable to do so. Additionally, disclose any reasonably possible outcomes to your lack of liquidity, such as the need to curtail your operations, inability to implement your business plan, etc.
12. Please disclose the average or range of typical costs per store for leasehold improvements and capital equipment. Clarify the source of financing for leasehold improvements. For example, are they included in the capital leases?

13. Please discuss the effect on liquidity and capital resources from the restrictions discussed in the carryover paragraph at the bottom of page 16.

Quantitative and Qualitative Disclosures About Market Risk, page
39

14. Revise to discuss the impact of a hypothetical 10% increase or decrease in LIBOR without giving effect to the expected repayment of the existing lease financing arrangement with a portion of the net proceeds from the offering.

Growth Strategy, page 44

15. Please briefly describe the known competitive circumstances in the intended foreign license area.

Coffeehouse Design and Atmosphere, page 47

16. Please clarify why your designs and layouts may appeal to international customers.
17. Please discuss the company`s policies regarding major renovation or remodeling of retail stores, including categories of items replaced, time periods and costs.

Site Selection and Construction, page 48

18. Please explain your site selection process in the areas of existing Starbucks stores.

Licensing, page 50

19. Please describe the current and expected basic terms of your licensing agreements. For example, who will be responsible for startup costs? What are the anticipated license fees and royalty arrangements? Will licensees be required to purchase coffee and other inventory and supplies from you?
20. Please disclose any material relationships with the licensee.


Headquarters and Roasting Facility, page 52

21. If material, please quantify the capacity of the coffee roaster and the packaging station.

Management, page 55

22. With respect to Mr. Coles please clarify his principal business occupation(s) from 2000 to 2003.
23. Please state the date Mr. Coles was elected chairman.
Describe
the relationship of that election to his appointment as Chief
Executive Officer"
24. Please discuss, if applicable, policies regarding representation of Arcapita on the Board.

Board Committees, page 57

25. Please disclose the number of authorized directors and describe how and when you will nominate and elect additional directors to meet your stated goals.

Executive Officer Compensation, page 58

26. Please describe the "Senior Executive 2005 Supplemental Bonus
Plan" and the "Annual Support Center and Field Management Bonus
Plan."   We note that Exhibits 10.7 and 10.8 are each a "Summary"
of
such plans.  Also, file the plans as exhibits.

2005 Equity Incentive Plan, page 60

27. Please revise to describe in greater detail the "certain changes in our corporate structure or capitalization" contemplated by the plan. Describe what corresponding "appropriate adjustments" will be made.

Employment Agreements, page 61

28. With regard to Mr. Coles, state the exercise price(s) and expiration date(s) of the 100,000 options. Briefly describe the exercise price basis. Provide similar information regarding options granted to Mr. Mileusnic and Ms. O`Neil.
29. Please revise to clarify the relationship between the "target annual bonuses" and the "Senior Executive 2005 Supplemental Bonus Plan."


Reserved Shares, page 74

30. We note that the underwriters have reserved a certain number of shares to be sold in this offering to directors, officers, employees, business associates and related persons. Please provide us with the following information:

* Please tell us the circumstances leading to the allotment of shares being reserved, including the timing and content of all communications with potential participants;

* Provide details on how the reserved share plan is being conducted, including how the prospective participants and the number of reserved shares will be determined;

* Tell us whether purchasers are required to establish accounts with the underwriters before the effective time, and, if so, whether any funds are deposited into any newly established brokerage accounts before the effective date of the registration statement;

* Tell us whether the procedures for the reserved shares differ from the procedures for the general offering to the public;

* We note that some of the persons who may purchase the shares are also within the categories of persons described in Item 404 of Regulation S-K. If applicable, please add the disclosure required by
Item 404 in an appropriate place in your document; and

* Provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.


Electronic Sale, Offer and Distribution, page 76

31. We note your disclosure that in connection with the offering Merrill Lynch will be distributing the prospectus electronically. Please describe to us the procedures for the electronic offer, sale and distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly advise us of the identities of those members and provide us with a description of their procedures.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

* the communications used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly advise us of such arrangements.

We may have further comment.


Financial Statements

32. We note that you will be effecting a stock split immediately prior to the closing of the offering. Please revise your financial statements and all related disclosures to give retroactive effect to
the stock split. Additionally, please add a note to the financial statements discussing this retroactive adjustment. See Paragraph 54 of SFAS 128 and SAB Topic 4C.


Consolidated Balance Sheets, page F-11

33. We note that accrued expenses comprise approximately 50% of total current liabilities. Please revise your disclosure to show any amounts that are greater than 5% of total current liabilities.
See
Rule 5-02.20 of Regulation S-X.



Consolidated Statements of Operations, page F-12

34. We note from page 31 of your MD&A that lease financing expense as presented on the statement of operations, is a net amount consisting of the payment of rent and the amortization of deferred financing fee under your lease financing arrangement, net of interest income from notes receivable. Please tell us why you believe it is appropriate to reflect interest income from notes receivable as a component of lease financing expense. Additionally, please tell us how you have determined or calculated the amount of amortization of deferred financing fees recorded. We may have further comment upon receipt of your response.
35. We note that you have presented minority interest above the provision for income taxes on the face of the statements of operations. Please revise your presentation to show minority interest below income (loss) before provision for income taxes and the provision for income taxes. See Rule 5-03.12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-14

36. Please explain why the amounts of the "provisions for closing expense and asset disposals" reflected in your consolidated statements of cash flows for all periods presented do not agree to the amounts reflected in "Closing expense and disposal of assets" reflected in your consolidated statements of operations. Please advise or revise as appropriate.
37. We note from your statements of cash flows that the management fee paid to an affiliate`s stockholder was amortized into expense in
2002 and 2003. Please tell us and disclose in Note 12 the amount of any expense for these management fees recognized during all periods presented. Also, if no expense was recognized in 2004 and services were provided, please tell us your basis for not recognizing the related expense.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

38. Please tell us and disclose in Note 1 the Company`s ownership interest in the controlled affiliates which the Company consolidates in its financial statements. Additionally, if the ownership interest held by the Company does not exceed 50%, please explain in detail why the Company believes that it controls these entities and that the use of consolidation accounting is appropriate.

Note 2.  Store Closings and Asset Disposals

39. We note that during the last three years you impaired or wrote off the carrying value of fixed assets that were abandoned or disposed due to coffeehouse closings. Please tell us whether any of the assets met the criteria to be classified as held for sale, as outlined in paragraph 30 of SFAS No. 144. If so, please explain why no assets held for sale have been reflected in your balance sheets in
accordance with paragraph 46 of SFAS No. 144.  Additionally, please
tell us why you have not presented the results of operations for the
stores that have been closed or planned to be closed as
discontinued
operations.  See paragraphs 42 and 43 of SFAS No. 144.
40. We note that you recognized a loss in the year ended January
2,
2005 in connection with consolidation of your corporate
headquarters,
warehouse and roasting facilities.  Please revise your disclosure to
include the facts and circumstances leading to the consolidation
and
the expected completion date. Also, for each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs), disclose: (1) the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and (2) a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to
the liability with an explanation of the reason(s).  See paragraph
20
of SFAS No. 146.
41. Please revise Note 2 to disclose the revenues associated with the unprofitable stores that were or are being closed. Refer to the requirements of paragraph 47c of SFAS No.144.

Note 7.  Property and Equipment

42. Please revise note 7 to include disclosure of depreciation expense for the last three years. See paragraph 5 of APB 12.

Note 8.  Notes Payable and Capital Lease Obligations

43. We note your disclosure of the capital lease obligation outstanding as of December 28, 2003 and January 2, 2005. Please revise your disclosure to include: the gross amount of assets recorded under capital leases by major classes according to nature or function and the total amount of accumulated amortization thereon; the future minimum lease payments as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and the amortization expense for the last three years as included in the statements of operations. See paragraph 13 and 16 of SFAS No. 13.

Note 10.  Leasing Arrangements and Commitments

44. We note that certain leases provide for contingent rentals based upon gross sales. Please revise your disclosure to more specifically explain when you recognize the expense related to contingent rental provisions. See paragraph 16 of SFAS No. 13.

Note 12.  Related Party Transaction

45. We note that in January 2003 you released your security interest in the cash value of an insurance policy in satisfaction of a portion of the deferred compensation liability to your former CEO, which resulted in a non-cash charge to income of $431,423. Please explain to the nature of this transaction and how it resulted in an expense during 2003. See FTB 85-4.

Unaudited Financial Statements for the Quarter Ended April 3, 2005

Note 9.  Subsequent Events

46. We note from your disclosure on page 16 of the Risk Factors section, that after the offering, your majority shareholder, Arcapita, will beneficially own stock enough stock of the Company to have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the subsequent events note to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares immediately after the offering. Refer to the requirements of paragraph 2 of SFAS 57.

47. Please tell us and explain in Note 9 how you calculated or determined the charge recognized in connection with the issuance of
75,000 shares of common stock to your Chief Executive Officer in connection with amending and restating his prior employment agreement. If a price other than the expected public offering price was used to value the shares issued, please explain why you believe the price used was appropriate.

Other

48. Please revise the notes to the Company`s interim financial statements to give effect to our comments on the Company`s audited financial statements, where applicable.

49. We note from the disclosure on page 4 that the number of outstanding stock options at July 15, 2005 of 1,712,892 has increased significantly from the number outstanding as of January 2, 2005 as disclosed in Note 9 to your financial statements. We further note from the discussion on page 58 under the heading "Compensation of Directors" that the Company plans to issue certain stock option grants to its directors upon the effective date of the Company`s planned public offering. Given these recent and planned option grants, please tell us and revise MD&A to discuss the number and expected terms of the stock options that the Company plans to issue in connection with its planned public offering and the estimated amount of expense that will be recognized in connection with the option grants. Additionally, tell us the number and terms of the options that have issued during the twelve month period preceding the filing of the Company`s Form S-1 registration statement and explain how any expense recognized in connection with the option grants was calculated or determined. If no expense was or will be recognized, please explain why. We may have further comment upon receipt of your response.
50. In the event of a delay in the effectiveness of the Company`s Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.
51. Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Exhibits - page II-3

52. Please file material leases and financing agreements, e.g., your headquarters facility lease, and the equipment sale leaseback agreement(s). Also, file the "Master License Agreement" discussed in
Note 14 to the financial statements.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkl at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202 551-3602 with any other questions.

      					Sincerely,



      					Thomas Jones
      Senior Attorney

cc. John D. Wilson (King & Spalding, Atlanta GA) via Telefax 404-572-5100





George E, Mileusnic, Chief Financial Officer
Caribou Coffee Company, Inc.
August 15, 2005
Page 13